May 15, 2025

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

       Re: C3 Bullion, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 2
           Filed May 5, 2025
           File No. 024-12367
Dear Christopher Werner:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 2
Signatures, page 32

1. We note your disclosure on the cover page that this post-qualification amendment No.
       2 has been filed in part to reflect the appointment of a Chief Financial Officer. We also note your disclosure on page 15 that Jim Elgart is your Chief Financial Officer.
       However, we note that Luciano Duque has signed the post-qualification amendment as Chief Investment Officer, Financial Officer and Director. Please revise throughout to reconcile this inconsistency and clarify the positions of each of your officers.
       Additionally, please revise your signature page to indicate who is signing your offering statement as your principal financial officer and principal accounting officer and have the appropriate officer(s) sign accordingly. Please refer to Instructions 1 and
       3 to the "Signatures" section of Form 1-A.
 May 15, 2025
Page 2
General

2. We note that you filed post-qualification amendment No. 1 on April 16, 2025 and subsequently filed an offering circular supplement on April 17, 2025. Please supplementally confirm that you have not offered or sold any securities since the post-
       qualification amendment No. 1 to the registration statement on Form 1-A was filed on
       April 16, 2025.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   James R. Simmons